UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 4, 2023

Maquia Capital Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-40380	85-4283150
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 Biscayne Boulevard, Suite 2406

Miami, FL 33132

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 608-1395

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	MAQCU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	MAQCU	The Nasdaq Stock Market LLC

Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock for $11.50 per share	MAQCU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment No. 1 to the Business Combination Agreement

As previously reported, on August 8, 2023, Maquia Capital Acquisition Corporation, a Delaware corporation (“Maquia” or “SPAC”), Maquia Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of SPAC (“Merger Sub”), and Immersed Inc., a Delaware corporation (“Immersed” or the “Company”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which Maquia and Immersed agreed to combine (the “Business Combination”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement. On October 4, 2023, Maquia, the Company and Merger Sub entered into Amendment No. 1 to the Business Combination Agreement (the “Amended BCA”) to amend the following terms:

Outside Date Extension. The Amended BCA extends the date after which either Maquia or Immersed may terminate the Business Combination Agreement from February 7, 2024 to March 7, 2024.

Minimum Cash Condition. The Amended BCA adds a closing condition in favor of Immersed pursuant to which the available cash at Closing shall be equal to or greater than $25,000,000; provided, that, if the available cash at Closing is equal to $21,900,000, such condition (unless waived) may be satisfied if Sponsor forfeits and surrenders to the SPAC for cancellation 310,000 shares of SPAC Class A Common Stock; provided, further, that the share cancellation is subject to proportionate reduction to the extent the available cash exceeds $21,900,000 but is less than $25,000,000.

Stock Incentive Plan. The Amended BCA adds a provision that the Stock Incentive Plan shall provide for an initial aggregate share reserve thereunder equal to 11.7% of the number of shares of New SPAC Common Stock outstanding on a pre-diluted basis at the Closing.

Company Stockholders’ Earnout. The Amended BCA provides that in addition to the consideration to be received pursuant to the Business Combination Agreement, if, on the date that is nine (9) months after the Closing Date, a number equal to at least 65% of the persons that were employees of the Company as of the Closing Date continue to be employees of the Company (the “Earnout Target”), then following the achievement of the Earnout Target, the stockholders of the Company as of immediately prior to the Closing (the “Earnout Recipients”), shall receive and the SPAC shall issue an aggregate of 4,000,000 shares of New SPAC Common Stock (the “Earnout Shares”) which such Earnout Shares shall be allocated among the Earnout Recipients in accordance with, and pursuant to, the Payment Spreadsheet. For the avoidance of doubt, the number of employees of the Company as of the Closing shall mean the greater of: (i) twenty (20) full-time employees, and (ii) the number of full-time employees at Closing.

No other material changes were made to the Business Combination Agreement.

The foregoing description of the Amended BCA does not purport to be complete and is qualified in its entirety by reference to the Amended BCA, a copy of which is filed herewith as Exhibit 2.1 and is incorporated herein by reference thereto.

Amendment No. 1 to the Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, SPAC, the Company, and the Sponsor and the directors and officers of SPAC (the “Sponsor Parties”) entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor Parties agreed to (i) vote their shares of SPAC Common Stock in favor of the Business Combination Agreement and the Transactions and to not effect any sale or distribution of any equity securities of the Company held by any of them until the Closing Date or the earlier termination of the Business Combination Agreement; (ii) waive any anti-dilution provisions for the SPAC Class B Common Stock as set forth in the SPAC Organizational Documents; (iii) waive their redemption rights in connection with the Transactions; and (iv) subject 1,362,000 of its shares of New SPAC Common Stock to be received pursuant to the Merger to an earn-out (the “Earn-Out”). On October 4, 2023, SPAC, the Company and the Sponsor Parties entered into Amendment No. 1 to the Sponsor Support Agreement (the “Amended SSA”).

Pursuant to the Amended SSA, as of the Effective Time, in lieu of the Earn-Out:

•	Sponsor shall forfeit and surrender to SPAC for cancellation 1,507,000 shares of SPAC Class A Common Stock (such forfeited shares of SPAC Class A Common Stock, the “Forfeited Sponsor Shares”) for no consideration; and

•	Sponsor shall (i) forfeit and surrender to SPAC for cancellation 291,872 Private Placement Warrants (the “Forfeited/Transferred Sponsor Warrants”) or (ii) transfer and assign all of its right, title and interest in the Forfeited/Transferred Sponsor Warrants to the stockholders of the Company, which shall be allocated to, and among the stockholders of the Company pursuant to, and in accordance with, the Payment Spreadsheet. If the Forfeited/Transferred Sponsor Warrants are (A) forfeited by Sponsor pursuant to (i) above, the Forfeited Sponsor Shares shall be cancelled and forfeited for no consideration and shall cease to exist and SPAC shall issue 291,872 Private Placement Warrants to the stockholders of the Company in accordance with, the Payment Spreadsheet or (B) transferred by Sponsor pursuant to (ii) above.

Available Cash Forfeited Sponsor Shares. Pursuant to the Amended SSA, Sponsor agreed that should available cash at Closing be equal to $21,900,000, the minimum cash condition (unless waived) under the Business Combination Agreement may be satisfied if the Sponsor shall forfeit and surrender to the SPAC for cancellation 310,000 shares of SPAC Class A; provided, however, that the share cancellation is subject to proportionate reduction to the extent the available cash exceeds of $21,900,000 but is less than $25,000,000.

Backstop Agreement. The Amended SSA provides that Sponsor and SPAC may enter into a backstop agreement with third party (the “Backstop Provider”), in form and substance satisfactory to the Company (including with respect to the Backstop Provider), pursuant to which the Backstop Provider shall, in a manner compliant with all applicable laws, rules and regulations, (i) purchase shares of SPAC Class A Common Stock in aggregate amount of $11,900,000 prior to the SPAC Stockholders’ Meeting and (ii) not redeem such shares pursuant to the SPAC Redemption Rights (the “Backstop”). In connection with the Backstop, the Company shall issue to the Backstop Provider an aggregate of 650,000 shares of New SPAC Common Stock, which such shares shall be allocated from the Forfeited Sponsor Shares.

No other material changes were made to the Sponsor Support Agreement.

The foregoing description of the Amended SSA does not purport to be complete and is qualified in its entirety by reference to the Amended SSA, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference thereto.

Additional Information and Where to Find It

In connection with the Business Combination, Maquia intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus of Maquia and consent solicitation statement of Immersed, in connection with the Business Combination and related matters. After the Registration Statement is declared effective, Maquia and Immersed will mail a definitive proxy statement/prospectus and other relevant documents to their respective stockholders. This Current Report on Form 8-K does not contain any information that should be considered by Maquia’s or Immersed’s stockholders concerning the transaction and is not intended to constitute the basis of any voting or investment decision in respect of the transaction or the securities of Maquia. Maquia's and Immersed’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus/consent solicitation statement, and amendments thereto, and definitive proxy statement/prospectus/consent solicitation statement in connection with Maquia's and Immersed solicitation of proxies for their stockholders' meetings to be held to approve the Business Combination and related matters because the proxy statement/prospectus/consent solicitation statement will contain important information about Maquia and Immersed and the proposed Business Combination.

The definitive proxy statement/prospectus/consent solicitation statement will be mailed to stockholders of Maquia and Immersed as of a record date to be established for voting on the proposed Business Combination and related matters. Stockholders may obtain copies of the registration statement, proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC by Immersed and Maquia, when available, without charge, at the SEC's website at www.sec.gov or by directing a request to: Maquia Capital Acquisition Corp., at https://maquiacapital.com/ or a written request to: Jeronimo Peralta, Chief Financial Officer, 50 Biscayne Boulevard, Suite 2406, Miami, FL 33132.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction, neither is it intended to nor does it not constitute an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Participants in Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy from any investor or securityholder. Maquia, Maquia Investments North America LLC (Maquia's Sponsor), Immersed and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Maquia's stockholders with respect to the proposed Business Combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Maquia or Immersed in the proxy statement/prospectus/consent solicitation statement relating to the proposed Business Combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Current Report on Form 8-K, words such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. All statements other than statements of historical fact contained in this Current Report on Form 8-K, including statements regarding the proposed Business Combination, are forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the Business Combination in a timely manner or at all; the risk that the Business Combination may not be completed by Maquia's initial business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Maquia; the outcome of any legal proceedings that may be instituted against Maquia or Immersed, the post-combination company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by the stockholders of Maquia; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement relating to the Business Combination; costs related to the proposed transaction; actual or potential conflicts of interest of Maquia’s management with its public stockholders; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the effect of the announcement or pendency of the Business Combination on Immersed's business relationships, operating results, current plans and operations of Immersed; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the post-combination company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; changes in applicable laws or regulations; the possibility that Maquia, Immersed or the post-combination company may be adversely affected by other economic, business, and/or competitive factors; Maquia's or Immersed's estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; Maquia’s and Immersed's ability to execute on their business plans and strategy; the risk that the price of Macquia’s or the post-combination company’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting the post-combination company’s business and changes in the combined capital structure; the post-combination company’s ability to successfully develop and integrate its innovative products, including Visor; risks related to the spatial computing software market in general; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Registration Statement referenced above and other documents filed by Maquia from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Maquia and Immersed assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Neither Maquia nor Immersed gives any assurance that Maquia or Immersed, or the post-combination company, will achieve any stated expectations.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to Business Combination Agreement dated as of October 4, 2023, by and among Maquia Capital Acquisition Corporation, Maquia Merger Sub, Inc., and Immersed Inc.
10.1	Amendment No. 1 to Sponsor Support Agreement dated October 4, 2023, by and among Immersed, Inc., and the Sponsor and the directors and officers of Maquia Capital Acquisition Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Maquia Capital Acquisition Corporation
Dated: October 6, 2023

	By:	/s/Jeronimo Peralta
Name: Jeronimo Peralta
Title: Chief Financial Officer